HANNY
VISIONS AHEAD

82-3638

HANNY HOLDINGS LIMITED
錦興集團有限公司

INTERIM REPORT 2003-2004 年中期報告

SUPPL



Corporate Information 公司資料

BOARD OF DIRECTORS

Executive Directors

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

Non-Executive Directors

Mr. Fok Kin Ning, Canning
Ms. Shih, Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent non-executive Directors

Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Mr. Kwok Ka Lap, Alva

AUDIT COMMITTEE

Mr. Tsang Link Carl, Brian
Mr. Kwok Ka Lap, Alva

COMPANY SECRETARY

Ms. Cheng Wai Chu, Judy

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

PRINCIPAL BANKERS

Hang Seng Bank Limited
Bank of America, U.S.A.
Bank of China (Hong Kong) Limited
Wing Hang Bank, Ltd.

PRINCIPAL REGISTRAR

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

BRANCH REGISTRAR

Secretaries Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE

8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Tel: (852)2372 0722
Fax: (852)2304 4236

STOCK CODE

275

董事會

執行董事

[illegible]
Yap, Allan 博士 [illegible]
[illegible]
[illegible]

非執行董事

[illegible]
[illegible]
[illegible]
[illegible]

獨立非執行董事

[illegible]
[illegible]
[illegible]

審核委員會

[illegible]
[illegible]

公司秘書

[illegible]

核數師

[illegible]
[illegible]
[illegible]
[illegible] 26樓

主要往來銀行

[illegible]
Bank of America, 美國
[illegible]
[illegible]

主要過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

過戶登記分處

[illegible]
[illegible]
[illegible] 56號
[illegible]

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要辦事處

[illegible]
[illegible] 51號
[illegible] 8樓
[illegible] (852) 2372 0722
[illegible] (852) 2304 4236

股票編號

275

INTERIM FINANCIAL REPORT

中期財務報告

The Board of Directors (the "Directors") of Hanny Holdings Limited (the "Company") is pleased to announce the unaudited condensed consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2003.

錦興集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零三年九月三十日止六個月之未經審核簡明綜合財務報表。

Condensed Consolidated Income Statement

For the six months ended September 30, 2003

簡明綜合收益表

截至二零零三年九月三十日止六個月

		Notes 附註	Six months ended September 30, 截至九月三十日止六個月 **2003** ***HK$'000*** **(Unaudited)** **二零零三年** ***千港元*** **(未經審核)**	2002 *HK$'000* (Unaudited & Restated) 二零零二年 *千港元* (未經審核及重列)
Turnover	營業額	(3)	**2,392,667**	1,980,005
Cost of sales	銷售成本		**(1,890,090)**	(1,592,257)
Gross profit	毛利		**502,577**	387,748
Other operating income	其他營運收入		**29,213**	66,556
Distribution costs	分銷成本		**(309,430)**	(275,534)
Administrative expenses	行政開支		**(142,806)**	(187,773)
Net unrealized holding gain (loss) on other investments	持有其他投資之未變現收益(虧損)淨額		**15,043**	(62,294)
Profit (loss) from operations	經營溢利(虧損)	(4)	**94,597**	(71,297)
Finance costs	財務費用		**(13,800)**	(15,672)
Share of results of associates	應佔聯營公司業績		**(15,856)**	(12,305)
Profit (loss) before taxation	除税前溢利(虧損)		**64,941**	(99,274)
Taxation	税項	(5)	**(32,580)**	(9,046)
Profit (loss) before minority interests	未計少數股東權益前溢利(虧損)		**32,361**	(108,320)
Minority interests	少數股東權益		**(22,299)**	(36,198)
Profit (loss) for the period	本期間之溢利(虧損)		**10,062**	(144,518)
Dividend	股息	(6)	**–**	–
Earnings (loss) per share Basic and diluted	每股盈利(虧損) 基本及攤薄	(7)	**6.3 cents 仙**	(90.2 cents 仙)

Condensed Consolidated Balance Sheet
At September 30, 2003

簡明綜合資產負債表
於二零零三年九月三十日

		Notes 附註	**September 30, 2003** ***HK$'000*** **(Unaudited)** **二零零三年九月三十日** ***千港元*** **(未經審核)**	March 31, 2003 *HK$'000* (Audited & Restated) 二零零三年三月三十一日 *千港元* (經審核及重列)
Non-current Assets	**非流動資產**			
Property, plant and equipment	物業、機器及設備	(8)	**79,255**	84,112
Intangible assets	無形資產		**325,714**	337,873
Interests in associates	聯營公司權益	(9)	**980,448**	271,362
Investments in securities	證券投資	(9)	**189,295**	887,630
Long-term loans receivable	應收長期貸款		**7,935**	10,188
Deferred taxation assets	遞延稅項資產		**13,500**	13,298
			1,596,147	1,604,463
Current Assets	**流動資產**			
Inventories	存貨		**575,603**	505,165
Trade and other receivables	貿易及其他應收款項	(10)	**552,843**	486,609
Investments in securities	證券投資		**181,301**	209,270
Short-term loans receivable	應收短期貸款		**136,488**	163,520
Other current assets	其他流動資產		**37,838**	54,905
Pledged bank deposits	已抵押銀行存款		**7,781**	19,226
Bank balances and cash	銀行結存及現金		**212,704**	224,573
			1,704,558	1,663,268
Current Liabilities	**流動負債**			
Trade and other payables	貿易及其他應付款項	(11)	**945,673**	890,572
Borrowings – due within one year	借款－一年內到期	(12)	**178,304**	245,586
Other current liabilities	其他流動負債		**31,724**	27,284
Bank overdrafts	銀行透支		**22,331**	22,416
			1,178,032	1,185,858
Net Current Assets	**流動資產淨值**		**526,526**	477,410
			2,122,673	2,081,873
Capital and Reserves	**資本及儲備**			
Share capital	股本		**1,603**	1,603
Reserves	儲備		**1,741,905**	1,727,964
			1,743,508	1,729,567
Minority interests	少數股東權益		**196,905**	174,598
Non-current Liabilities	**非流動負債**			
Borrowings – due after one year	借款－一年後到期	(12)	**179,167**	174,552
Amount due to a minority shareholder	應付一名少數股東款項		**2,379**	2,406
Deferred taxation liabilities	遞延稅項負債		**714**	750
			182,260	177,708
			2,122,673	2,081,873

Condensed Consolidated Statement of Changes in Equity
For the six months ended September 30, 2003

簡明綜合股東權益變動表
截至二零零三年九月三十日止六個月

		Share capital HK$'000 股本 千港元	Share premium HK$'000 股份溢價 千港元	Capital reserve HK$'000 資本儲備 千港元	Contributed surplus HK$'000 實繳盈餘 千港元	Currency translation reserve HK$'000 外幣兌換儲備 千港元	Capital redemption reserve HK$'000 資本贖回儲備 千港元	Retained profits HK$'000 保留溢利 千港元	Total HK$'000 總額 千港元
At April 1, 2002 (Audited)	**於二零零二年四月一日(經審核)**								
– as originally stated	一原先呈列	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	338,805	2,247,168
– prior period adjustment *(note 2)*	一以往期間調整 *(附註2)*	–	–	–	–	–	–	6,616	6,616
– as restated	一重列	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	345,421	2,253,784
Currency realignment not recognized in income statement	未於收益表確認之外幣調整	–	–	–	–	(5,438)	–	–	(5,438)
Issue of shares	發行股份	2	23	–	–	–	–	–	25
Loss for the period	本期間虧損	–	–	–	–	–	–	(144,518)	(144,518)
At September 30, 2002 and October 1, 2002 (Unaudited and restated)	**於二零零二年九月三十日及二零零二年十月一日(未經審核及重列)**	160,303	1,974,565	(138,749)	(69,936)	(23,825)	592	200,903	2,103,853
Currency realignment not recognized in income statement	未於收益表確認之外幣調整	–	–	–	–	25,231	–	–	25,231
Reduction of nominal value of shares	削減股份面值	(158,700)	–	–	158,700	–	–	–	–
Transfer from share premium to contributed surplus	自股份溢價轉撥往實繳盈餘	–	(1,974,565)	–	1,974,565	–	–	–	–
Transfer from contributed surplus to retained profits	自實繳盈餘轉撥往保留溢利	–	–	–	(460,000)	–	–	460,000	–
Impairment loss on goodwill recognized in income statement	於收益表確認之商譽減值虧損	–	–	104,585	–	–	–	–	104,585
Loss for the period	本期間虧損	–	–	–	–	–	–	(504,102)	(504,102)
At March 31, 2003 and April 1, 2003 (Audited and restated)	**於二零零三年三月三十一日及二零零三年四月一日(經審核及重列)**	1,603	–	(34,164)	1,603,329	1,406	592	156,801	1,729,567
Currency realignment not recognized in income statement	未於收益表確認之外幣調整	–	–	–	–	7,085	–	–	7,085
Dividend *(Note 6)*	股息 *(附註6)*	–	–	–	–	–	–	(3,206)	(3,206)
Profit for the period	本期間溢利	–	–	–	–	–	–	10,062	10,062
At September 30, 2003 (Unaudited)	**於二零零三年九月三十日(未經審核)**	**1,603**	**–**	**(34,164)**	**1,603,329**	**8,491**	**592**	**163,657**	**1,743,508**

Condensed Consolidated Cash Flow Statement
For the six months ended September 30, 2003

簡明綜合現金流動表
截至二零零三年九月三十日止六個月

		Six months ended September 30, 截至九月三十日止六個月	
		2003	2002
		HK$'000	*HK$'000*
		二零零三年	二零零二年
		千港元	*千港元*
Net cash from operating activities	營運業務流入之現金淨額	**56,471**	250,816
Net cash used in investing activities	投資業務動用之現金淨額	**(5,361)**	(191,976)
Net cash used in financing activities	融資業務動用之現金淨額	**(63,646)**	(41,574)
Net (decrease) increase in cash and cash equivalents	現金及現金等額(減少)增加淨額	**(12,536)**	17,266
Cash and cash equivalents at beginning of the period	期初之現金及現金等額	**202,157**	141,269
Effect of foreign exchange rate changes	匯率變動之影響	**752**	(2,986)
Cash and cash equivalents at end of the period	期終之現金及現金等額	**190,373**	155,549
Analysis of the balances of cash and cash equivalents	現金及現金等額結存分析		
Bank balances and cash	銀行結存及現金	**212,704**	219,889
Bank overdrafts	銀行透支	**(22,331)**	(64,340)
		190,373	155,549

Notes to the Condensed Consolidated Financial Statements

For the six months ended September 30, 2003

(1) Basis of Preparation

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") No.25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

(2) Principal Accounting Policies

The condensed consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2003, except for the adoption of SSAP No.12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP No.12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognized in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP No.12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP No.12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly. As a result of this change in policy, the opening balance on retained profits at April 1, 2003 has been increased by HK$6,468,000 (April 1, 2002: HK$6,616,000). The profit for the six months ended September 30, 2003 has been increased by HK$21,000 (the loss for the six months ended September 30, 2002 has been decreased by HK$381,000).

簡明綜合財務報表附註

截至二零零三年九月三十日止六個月

(1) 編製基準

簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄十六之適用披露規定編製，並已遵守香港會計師公會頒佈之會計實務準則（「會計實務準則」）第25號「中期財務報告」。

(2) 主要會計政策

簡明綜合財務報表乃按原始成本準則擬備，並已按若干物業及證券投資之重估作修訂。

除採納會計實務準則第12號（經修訂）「所得稅」外，所採納之會計政策乃與編製本集團截至二零零三年三月三十一日止年度之年度財務報表所採用者相符。實施會計實務準則第12號（經修訂）之主要影響與遞延稅項有關。於過往年度，遞延稅項乃按收益表負債法作出部分準備，即由於時差所產生之稅項（除預期可見將來不會撥回之時差外）均確認為負債。會計實務準則第12號（經修訂）規定採納資產負債表負債法，據此，除有限之例外情況外，財務報表內之資產及負債之賬面值與計算應課稅溢利所用之相應稅基兩者之臨時差額，均須確認作遞延稅項。由於會計實務準則第12號（經修訂）並無任何特定過渡規定，新會計政策已被追溯應用，因此二零零二年之比較數字已經重列。鑑於此政策變動，於二零零三年四月一日之保留溢利年初結餘上升6,468,000港元（二零零二年四月一日：6,616,000港元）。截至二零零三年九月三十日止六個月之溢利增加21,000港元（截至二零零二年九月三十日止六個月之虧損減少381,000港元）。

(3) **Segment Information**

Business Segments

(3) **分類資料**

業務分類

		Six months ended September 30, 2003 截至二零零三年九月三十日止六個月			
		Trading of computer related products *HK$'000* 買賣電腦相關產品 *千港元*	**Trading of consumer electronic products** *HK$'000* 買賣消費者電子產品 *千港元*	**Trading of securities** *HK$'000* 買賣證券 *千港元*	**Consolidated** *HK$'000* 綜合 *千港元*
Turnover	營業額	**1,616,303**	**746,958**	**29,406**	**2,392,667**
Segment result	分類業績	**69,938**	**13,598**	**17,188**	**100,724**
Interest income	利息收入				**11,588**
Gain on disposal of investment securities	出售投資證券之收益				**9,577**
Allowances for short-term loans and interest receivable	應收短期貸款及利息之撥備				**(10,683)**
Unallocated corporate expenses	未分配之公司開支				**(16,609)**
Profit from operations	經營溢利				**94,597**

		Six months ended September 30, 2002 截至二零零二年九月三十日止六個月			
		Trading of computer related products *HK$'000* 買賣電腦相關產品 *千港元*	Trading of consumer electronic products *HK$'000* 買賣消費者電子產品 *千港元*	Trading of securities *HK$'000* 買賣證券 *千港元*	Consolidated *HK$'000* 綜合 *千港元*
Turnover	營業額	1,284,451	662,998	32,556	1,980,005
Segment result	分類業績	78,284	12,969	(105,988)	(14,735)
Interest income	利息收入				18,406
Allowances for short-term loans receivable and loan to an associate	應收短期貸款及墊支予一間聯營公司之貸款撥備				(60,524)
Unallocated corporate expenses	未分配之公司開支				(14,444)
Loss from operations	經營虧損				(71,297)

(4) Profit (loss) from Operations

Profit (loss) from operations has been arrived at after charging (crediting):

(4) 經營溢利(虧損)

經營溢利(虧損)已扣除(計入)下列各項:

		Six months ended September 30, 截至九月三十日止六個月	
		2003	2002
		HK$'000 **二零零三年** ***千港元***	*HK$'000* 二零零二年 *千港元*
Amortization of intangible assets (included in administrative expenses)	無形資產攤銷(包含在行政開支)	**23,861**	10,107
Depreciation and amortization of property, plant and equipment	物業、機器及設備之折舊及攤銷	**9,532**	10,075
Exchange loss (gain)	匯兑虧損(收益)	**3,681**	(35,156)
Loss on disposal of property, plant and equipment	出售物業、機器及設備之虧損	**–**	703
Interest income	利息收入	**(11,588)**	(18,406)
Gain on disposal of investment securities	出售投資證券之收益	**(9,577)**	–
Net realized (gain) loss on other investments	其他投資之已變現(收益)虧損淨額	**(2,145)**	43,694

(5) Taxation

(5) 稅項

		Six months ended September 30, 截至九月三十日止六個月	
		2003	2002
		HK$'000 **二零零三年** ***千港元***	*HK$'000* 二零零二年 *千港元*
Current tax	現時稅項		
Overseas taxation	海外稅項	**31,387**	8,257
Share of tax on results of associates	應佔聯營公司業績之稅項	**1,431**	1,487
		32,818	9,744
Deferred tax	遞延稅項		
Current period	本期間	**(308)**	(698)
Attributable to change in tax rate in Hong Kong	因香港稅率變動	**70**	–
		(238)	(698)
		32,580	9,046

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

海外稅項按有關司法管轄區之現行稅率計算。

No provision for Hong Kong Profits Tax or overseas taxation has been made for the period in respect of certain companies of the Group because these companies either incurred tax losses for the period or had their estimated assessable profits for the period wholly absorbed by tax losses brought forward.

因本集團若干公司於本期間錄得稅務虧損或本期間之估計應課稅溢利悉數被承前之稅務虧損所抵銷,故本期間並無為香港利得稅或海外稅項撥出準備。

In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of deferred tax balance at September 30, 2003.

於二零零三年六月,香港利得稅之稅率自二零零三/二零零四年評稅年度起由16%增加至17.5%。此增長之影響於二零零三年九月三十日遞延稅項結餘之計算中反映。

(6) **Dividend**

On October 21, 2003, a dividend of HK2 cents per share (2002: Nil) was paid to shareholders as the final dividend for 2003.

The directors have determined that an interim dividend of HK5 cents per share (2002: Nil) should be paid to the shareholders of the Company whose names appear on the register of members on January 12, 2004.

(6) **股息**

於二零零三年十月二十一日，二零零三年末期股息每股2港仙(二零零二年：無)已派發予股東。

董事決定向於二零零四年一月十二日名列於股東名冊上之本公司股東派付每股5港仙(二零零二年：無)之中期股息。

(7) **Earnings (loss) Per Share**

The calculation of the basic earnings (loss) per share is based on the earnings for the period of HK$10,062,000 (2002: a restated loss of HK$144,518,000) and on the number of shares in issue during the period of approximately 160,303,000 shares (2002: approximately 160,303,000 shares after adjusted for the effect of the consolidation of the Company's shares in March 2003).

The computation of diluted earnings (loss) per share for the six months ended September 30, 2003 and 2002 does not assume the exercise of the Company's share options as their exercise prices were higher than the average market price of the Company's shares for the period.

(7) **每股盈利(虧損)**

每股基本盈利(虧損)乃根據本期間之盈利10,062,000港元(二零零二年：重列虧損144,518,000港元)及期內已發行股份數目約160,303,000股(二零零二年：經就於二零零三年三月合併本公司股份之影響作調整後約160,303,000股)計算。

在計算截至二零零三年及二零零二年九月三十日止六個月每股攤薄盈利(虧損)時，並無假設本公司之購股權獲行使，因為購股權之行使價高於期內本公司股份之平均市價。

(8) **Property, Plant and Equipment**

During the six months ended September 30, 2003, the Group spent approximately HK$6.7 million on purchase of furniture, plant and equipment.

(8) **物業、機器及設備**

於截至二零零三年九月三十日止六個月期間，本集團於購置傢具、廠房及設備方面支出約6,700,000港元。

(9) **Interests in Associates and Investments in Securities**

At March 31, 2003, an amount of approximately HK$698.4 million included in the investments in securities represented the Group's 14.55% interest in China Strategic Holdings Limited ("CSHL"), a company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited. During the six months ended September 30, 2003, the Group acquired an additional interest of 16.65% in CSHL for a consideration of approximately HK$19.3 million. Accordingly, the Group's investment in CSHL has been reclassified from investments in securities to interests in associates. At September 30, 2003, the Group's investment in CSHL amounted to approximately HK$717.7 million, representing an interest of 31.20%.

(9) **聯營公司權益及證券投資**

於二零零三年三月三十一日，計入證券投資約698,400,000港元之款項，乃指本集團於中策集團有限公司(「中策」)(一家於香港註冊成立之公司，其股份於香港聯合交易所有限公司上市)所佔14.55%之權益。於截至二零零三年九月三十日止六個月，本集團以約19,300,000港元之代價收購中策16.65%之額外權益。因此，本集團於中策之投資已由證券投資重新分類為聯營公司權益。於二零零三年九月三十日，本集團於中策之投資合共約717,700,000港元，即31.20%之權益。

(10) **Trade and Other Receivables**

Included within trade and other receivables is a trade receivable balance of approximately HK$443.7 million (March 31, 2003: HK$397.8 million). The Group allows an average credit period of one to two months to its trade customers.

The following is an aged analysis of trade receivables at the reporting date:

(10) **貿易及其他應收款項**

貿易及其他應收款項包括為數約443,700,000港元之應收貿易款項結餘(二零零三年三月三十一日：397,800,000港元)。本集團向其貿易客戶提供平均一至兩個月之信貸期。

於報告日期之應收貿易款項賬齡分析如下：

		September 30, 2003 *HK$'000* **二零零三年九月三十日** *千港元*	March 31, 2003 *HK$'000* 二零零三年三月三十一日 *千港元*
Not yet due	未到期	**397,124**	354,824
Overdue within one month	逾期少於一個月	**37,222**	26,561
Overdue between one to two months	逾期一至兩個月	**5,997**	6,916
Overdue more than two months	逾期超過兩個月	**3,369**	9,463
		443,712	397,764

(11) Trade and Other Payables

Included within trade and other payables is a trade payable balance of approximately HK$652.0 million (March 31, 2003: HK$632.6 million).

(11) 貿易及其他應付款項

貿易及其他應付款項包括為數約652,000,000港元之應付貿易款項結餘（二零零三年三月三十一日：632,600,000港元）。

The following is an aged analysis of trade payables at the reporting date:

於報告日期之應付貿易款項賬齡分析如下：

		September 30, 2003 HK$'000 二零零三年九月三十日 千港元	March 31, 2003 HK$'000 二零零三年三月三十一日 千港元
Not yet due	未到期	**403,524**	319,505
Overdue within one month	逾期少於一個月	**69,541**	99,484
Overdue between one to two months	逾期一至兩個月	**7,867**	35,422
Overdue more than two months	逾期超過兩個月	**171,092**	178,150
		652,024	632,561

(12) Borrowings

During the six months ended September 30, 2003, the Group obtained additional bank and other loans of approximately HK$226.9 million and HK$6.5 million, respectively which bear interest at prevailing market rates. The borrowings were used for general working capital purposes. The Group also repaid bank and other loans of approximately HK$279.4 million and HK$17.5 million, respectively.

Borrowings included a loan payable principal balance of HK$169.0 million (March 31, 2003: HK$172.0 million) due to a subsidiary of a substantial shareholder of the Company.

(12) 借款

於截至二零零三年九月三十日止六個月期間，本集團額外取得為數約226,900,000港元及6,500,000港元之銀行貸款及其他貸款，有關貸款均按主要市場利率計息。有關貸款乃用作一般營運資金。本集團亦已分別償還約279,400,000港元及17,500,000港元之銀行貸款及其他貸款。

借款包括應付本公司主要股東之附屬公司之貸款本金餘額169,000,000港元(二零零三年三月三十一日：172,000,000港元)。

(13) Contingencies and Commitments

(13) 或然負債及承擔

		September 30, 2003 HK$'000 二零零三年九月三十日 千港元	March 31, 2003 HK$'000 二零零三年三月三十一日 千港元
Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to an outsider	就授予外界人士之融資而向銀行及其他財務機構提供之擔保之已動用金額	**–**	11,674

The Group was involved in two patent infringement lawsuits in the United States. The damages arising from the lawsuits range from approximately US$285,000 (equivalent to HK$2,223,000) to US$855,000 (equivalent to HK$6,700,000). As the outcome of the lawsuits is not certain, the Group has made an accrual of US$302,000 (equivalent to HK$2,400,000) for these cases in the interim report for the six months ended September 30, 2003 to cover the possible damages as estimated by management.

The Group had no significant capital commitments at the reporting date.

本集團於美國涉及兩項侵犯專利權訴訟，因訴訟而產生之賠償金額介乎約285,000美元（相等於2,223,000港元）至855,000美元（相等於6,700,000港元）。由於訴訟結果不明確，本集團已於截至二零零三年九月三十日止六個月之中期報告內就該等訴訟預提302,000美元（相等於2,400,000港元）以應付管理層估計之可能賠償額。

本集團於報告日期並無重大資本承擔。

(14) **Pledge of Assets**

At the reporting date, the following assets were pledged by the Group to secure banking and other financing facilities:

(14) **資產抵押**

於報告日期，本集團將以下資產作為銀行及其他融資信貸額之抵押：

		September 30, 2003 HK$'000 二零零三年九月三十日 千港元	March 31, 2003 HK$'000 二零零三年三月三十一日 千港元
Trade and other receivables	貿易及其他應收款項	**198,436**	174,431
Listed securities of associates	聯營公司之上市證券	**121,444**	59,148
Inventories	存貨	**38,818**	39,162
Land and buildings	土地及樓宇	**30,498**	30,818
Bank deposits	銀行存款	**7,781**	19,226
Investments in securities	證券投資	**1,097**	944
		398,074	323,729

(15) **Post Balance Sheet Events**

On October 25, 2003, the Group entered into an agreement with an independent third party (the "Purchaser") pursuant to which the Purchaser agreed to acquire and the Group agreed to dispose of 35% of the issued share capital in Memorex Holdings Limited (which, following a reorganization, will represent an attributable interest of approximately 23.5% in Memorex International Inc., a non-wholly owned subsidiary of the Group), for an aggregate cash consideration of approximately US$39.9 million (equivalent to HK$311.2 million).

The consideration represents a premium of approximately 156.8% to a 35% interest in the unaudited pro forma consolidated net assets value of Memorex Holdings Limited and its subsidiaries as at March 31, 2003 of approximately HK$121.2 million.

The consideration is subject to adjustment if the net tangible assets of Memorex Holdings Limited and its subsidiaries are less than US$29.0 million (equivalent to HK$226.2 million) at the date of the completion, the Group will repay 35% of any such deficit to the Purchaser by way of adjustment to the consideration.

In addition, the Purchaser has a call option whereby it may purchase an additional 20% interest in Memorex Holdings Limited from the Group, exercisable in whole or in part at any time within three years from the date of the completion, at an exercise price equal to the aggregate of: (i) US$26.9 million (equivalent to HK$209.8 million); and (ii) the amount which represents 20% of the consolidated retained profits of Memorex Holdings Limited which may be accumulated from the date of the completion to the last date of the quarter preceding the exercise of the call option.

In the 30 day period after the third anniversary of the date of the completion, the Purchaser has a partial exit right whereby it may require the Group to purchase 17.5% of the issued share capital of Memorex Holdings Limited, at the same price per share at which the Purchaser acquired its 35% interest in Memorex Holdings Limited at the date of the completion.

Details of these transactions are set out in the circular of the Company dated November 18, 2003.

(15) **結算日後事項**

於二零零三年十月二十五日，本集團與獨立第三方（「買方」）訂立一項協議，據此，買方同意認購及本集團同意出售Memorex Holdings Limited已發行股本之35%（於重組後將於本集團之非全資附屬公司Memorex International Inc.持有應佔權益約23.5%），現金總代價約為39,900,000美元（相等於311,200,000港元）。

代價較Memorex Holdings Limited及其附屬公司於二零零三年三月三十一日未經審核備考綜合資產淨值之35%權益為數約121,200,000港元溢價約156.8%。

代價乃可予調整，倘Memorex Holdings Limited及其附屬公司於完成日期時之有形資產淨值少於29,000,000美元（相等於226,200,000港元），則本集團將會透過調整代價向買方償還任何虧絀之35%。

此外，買方持有認購期權，據此，可向本集團額外購入Memorex Holdings Limited 20%權益。認購期權可於完成日期起計三年內隨時全部或部分行使，行使價相當於以下兩者之總和：(i)26,900,000美元（相等於209,800,000港元）；及(ii)相當於由完成日期起至行使認購期權時對上一個季度之最後一日止期間，Memorex Holdings Limited所累積綜合保留溢利20%之金額。

於完成日期滿三週年後之三十日期間內，買方擁有部分退股權，據此，可要求本集團購入Memorex Holdings Limited已發行股本之17.5%，價格相等於買方於完成日期時認購Memorex Holdings Limited 35%權益之每股價格。

此等交易之詳情載於本公司於二零零三年十一月十八日之通函內。

(16) Related Party Transactions

During the period, the Group had the following related party transactions:

(16) 關連人士交易

本集團於期內之關連人士交易如下：

		September 30, 2003 HK$'000 二零零三年九月三十日 千港元	September 30, 2002 HK$'000 二零零二年九月三十日 千港元
Substantial shareholder and its associates:	主要股東及其聯繫人士：		
Interest paid and payable by the Group *(note a)*	本集團已付及應付之利息 *(附註a)*	**6,031**	4,155
Interest received and receivable by the Group *(note a)*	本集團已收及應收之利息 *(附註a)*	**1,365**	–
Associates:	聯營公司：		
Purchase of finished goods *(note b)*	購買製成品 *(附註b)*	**–**	73,928
Interest received and receivable by the Group *(note a)*	本集團已收及應收之利息 *(附註a)*	**1,106**	345
Rental expenses *(note c)*	租金開支 *(附註c)*	**682**	2,821

Notes:

a. Interest was charged at prevailing market rates.

b. The transactions were carried out at cost plus a percentage profit mark-up.

c. The transactions were carried out at terms by reference to market prices of similar transactions.

附註：

a. 按主要市場利率計息。

b. 該等交易乃按成本值加一個溢利百分比而進行。

c. 該等交易乃按同類交易之市價進行。

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE BOARD OF DIRECTORS OF HANNY HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

致錦興集團有限公司董事會
(於百慕達註冊成立之有限公司)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 1 to 11.

緒言

本核數師行(「本行」)已按 貴公司之指示審閱載於第1頁至第11頁之中期財務報告。

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

董事之責任

香港聯合交易所有限公司證券上市規則規定編製中期財務報告須遵守香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及其相關規則。中期財務報告乃由董事負責，並已獲董事審批。

本行之責任為根據本行之審核而對中期財務報告達致獨立之結論，並根與本行所協定之聘用條款且非為其他目的而僅向 閣下(作為一個整體)呈報。本行概不向任何其他人士就本報告之內容承擔責任或負責。

Review work performed

We conducted our review in accordance with Statement of Auditing Standards No. 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

進行審閱工作

本行是按照香港會計師公會頒佈之核數準則第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估會計政策及呈列方式是否貫徹應用(另行披露者除外)。審閱工作並不包括審核程序，如測試監控及核實資產、負債和交易。審閱工作的範圍遠較審核工作小，故所給予的保證水平也較審核低，因此，本行不會對中期財務報告發表審核意見。

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended September 30, 2003.

審閱結論

根據這項不構成審核的審閱工作，本行並不察覺須對截至二零零三年九月三十日止六個月之中期財務報告需作出任何重大修改。

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
December 19, 2003

德勤·關黃陳方會計師行
執業會計師

香港
二零零三年十二月十九日

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of HK5 cents per share (9/30/2002: Nil) in respect of the six months ended September 30, 2003 to all shareholders whose names appear on the register of members of the Company on January 12, 2004. The interim dividend will be payable on or before February 3, 2004.

中期股息

董事會議決派發截至二零零三年九月三十日止六個月中期股息每股5港仙（二零零二年九月三十日：無）予二零零四年一月十二日名列本公司股東名冊之所有股東。中期股息將於二零零四年二月三日或之前派付。

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from January 8, 2004 to January 12, 2004 both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's branch registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on January 7, 2004.

暫停辦理股份過戶手續

本公司將於二零零四年一月八日至二零零四年一月十二日（首尾兩天包括在內）期間暫停辦理股份過戶手續，期間將不會進行股份過戶登記。為符合獲取中期股息之資格，所有股份過戶文件連同有關股票，必須最遲於二零零四年一月七日下午四時前，呈交本公司之股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，以便進行登記。

MANAGEMENT DISCUSSION AND ANALYSIS

Results

During the six months ended September 30, 2003, the Group recorded an unaudited profit of HK$10.1 million (9/30/2002 loss: HK$144.5 million), which was mainly composed of profit from operations of HK$94.6 million (9/30/2002 loss: HK$71.3 million), finance costs of HK$13.8 million (9/30/2002: HK$15.7 million), share of net losses of associates of HK$15.9 million (9/30/2002: HK$12.3 million), taxation of HK$32.5 million (9/30/2002: HK$9.0 million) and minority interests of HK$22.3 million (9/30/2002: HK$36.2 million).

In respect of business segments, their consolidated result turned significantly to a profit of HK$100.7 million this year from a loss of HK$14.7 million in September last year. In the wake of the gradual economic recovery from the first quarter of this fiscal year, the segment results from trading of securities, including the unrealized gains in marketable securities, turned into profits of HK$17.2 million (9/30/2002 loss: HK$106.0 million) for the six-month period. In terms of turnover growth, a consistent trend was noted with the majority of the growth coming from the Group's trading business of "Memorex®" branded products, which amounted to about HK$2,363.3 million. This represents a 21.4% growth from the same period last year of HK$1,947.4 million. Before taking into account exchange differences, the segment results from trading of "Memorex®" computer related and consumer electronic products increased to HK$82.8 million, representing a growth of 48.2% as compared with the corresponding period last year of HK$55.9 million. As a result of persistent efforts to control costs, gross trading profit continually enjoyed growth for these six months of 16.0% from HK$431.4 million in the same period last year to HK$500.4 million this year. Similarly, the significant increase in segment results before exchange difference during this period can also reflect these efforts made in the past six months.

管理層討論及分析

業績

於截至二零零三年九月三十日止六個月期間，本集團錄得未經審核溢利10,100,000港元（二零零二年九月三十日虧損：144,500,000港元），主要包括經營溢利94,600,000港元（二零零二年九月三十日虧損：71,300,000港元）、財務費用13,800,000港元（二零零二年九月三十日：15,700,000港元）、應佔聯營公司虧損淨額15,900,000港元（二零零二年九月三十日：12,300,000港元）、稅項32,500,000港元（二零零二年九月三十日：9,000,000港元）以及少數股東權益22,300,000港元（二零零二年九月三十日：36,200,000港元）。

就業務分類而言，各項業務之綜合業績轉虧為盈，由去年九月錄得虧損14,700,000港元，大幅改善至本年度溢利100,700,000港元。鑑於本財政年度第一季經濟逐漸復甦，買賣證券(包括有價證券未變現之收益)之分類業績轉虧為盈，於該六個月期間錄得溢利17,200,000港元(二零零二年九月三十日虧損：106,000,000港元)。營業額增長方面，一如以往，主要來自本集團「Memorex®」品牌產品貿易業務之增長，該項業務之營業額約達2,363,300,000港元，較去年同期1,947,400,000港元上升 21.4%。來自買賣「Memorex®」電腦相關及消費者電子產品之分類業績於扣除匯兌差額前增至82,800,000港元，較去年同期55,900,000港元增長48.2%。由於本集團致力控制成本，貿易毛利於該六個月期間持續上升，由去年同期431,400,000港元上升16.0%至本年度500,400,000港元。同樣地，本期間未扣除匯兌差額前之分類業績大幅上升，亦可反映出本集團過去六個月控制成本之成效。

In general, the Group is proud of the performance of all "Memorex®" trading subsidiaries by becoming profit-making operations to the Group after the restructuring of the European operations by late 2002.

總括而言，本集團於二零零二年末重組歐洲業務後，所有「Memorex®」貿易附屬公司均能為本集團賺取利潤，本集團對該等附屬公司之表現深感滿意。

Liquidity and Financial Resources

Net available cash balances at September 30, 2003 were HK$198.2 million (3/31/2003: HK$221.4 million) representing 17.3% (3/31/2003: 16.7%) of the net tangible asset value of the Group. The current ratio (current assets/current liabilities) of the Group at September 30, 2003 was 1.45 (3/31/2003: 1.40). The slight increase was mainly attributed to the effort of maintaining cash reserve for future development purpose.

流動資金及財務資源

於二零零三年九月三十日之現金結存淨額為198,200,000港元（二零零三年三月三十一日：221,400,000港元），佔本集團有形資產淨值之17.3%（二零零三年三月三十一日：16.7%）。本集團於二零零三年九月三十日之流動比率（流動資產／流動負債）為1.45（二零零三年三月三十一日：1.40）。流動比率輕微上升之主要原因為致力維持現金儲備作日後發展用途。

At September 30, 2003, total borrowings of the Group amounted to HK$382.2 million (3/31/2003: HK$445.0 million), of which HK$181.5 million (3/31/2003: HK$177.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$185.0 million (3/31/2003: HK$237.5 million), other loans of HK$169.0 million (3/31/2003: HK$180.0 million), overdrafts of HK$22.3 million (3/31/2003: HK$22.4 million), obligations under finance leases of HK$3.5 million (3/31/2003: HK$2.7 million) and amount due to a minority shareholder of HK$2.4 million (3/31/2003: HK$2.4 million). The drop in borrowings was due to the repayment of bank borrowings during the period to lower the finance costs.

於二零零三年九月三十日，本集團借款總額為382,200,000港元（二零零三年三月三十一日：445,000,000港元），其中181,500,000港元（二零零三年三月三十一日：177,000,000港元）毋須於一年內償還。有關借款包括銀行借款185,000,000港元（二零零三年三月三十一日：237,500,000港元）、其他貸款169,000,000港元（二零零三年三月三十一日：180,000,000港元）、透支22,300,000港元（二零零三年三月三十一日：22,400,000港元）、融資租約承擔3,500,000港元（二零零三年三月三十一日：2,700,000港元）及應付少數股東款項2,400,000港元（二零零三年三月三十一日：2,400,000港元）。由於期內償還銀行借款以減低財務費用，故借款額有所減少。

Pledge of assets

At September 30, 2003, certain assets of the Group amounting to HK$398.1 million (At 3/31/2003: HK$323.7 million) were pledged to banks and financial institution for loans' facilities granted to the Group.

資產抵押

於二零零三年九月三十日，本集團將398,100,000港元（二零零三年三月三十一日：323,700,000港元）之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2003 was 21.9% (At 3/31/2003: 25.7%).

資本負債比率

於二零零三年九月三十日之資本負債比率（借款／股東資金）為21.9%（二零零三年三月三十一日：25.7%）。

Foreign Currencies and Treasury Policy

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the United States Dollars against other foreign currencies (especially Canadian Dollars and Great British Pounds) would bring about certain exchange gains to the Canadian and European subsidiaries so far. Because of the possible rebound of the United States Dollars, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

外匯及財資政策

本集團大部分之業務交易、資產及負債均以港元及美元計價，本集團所承受之外匯波動風險並不重大。進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算，而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。然而，由於最近美元相對其他外幣之匯率偏軟（尤其是與加元及英鎊之兌換率），目前能為加拿大及歐洲附屬公司帶來若干匯兌收益。鑑於美元可能反彈，本集團將考慮於其本身及有關之海外附屬公司認為合適時訂立對沖合約以對銷下調風險。

Employees and remuneration policies

At September 30, 2003, there were approximately 800 staff (At 3/31/2003: 800) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and no share options were granted during the period.

僱員及薪酬政策

於二零零三年九月三十日，本集團僱用約800名員工（二零零三年三月三十一日：800名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定，每年均會作出檢討。除培訓計劃、強制性公積金計劃及醫療保險及酌情給予花紅予僱員外，本集團亦會根據對僱員個別優良表現而給予購股權。於期內，本集團並無授予僱員任何購股權。

BUSINESS AND OPERATIONS REVIEW

Trading Operations

During the six months ended September 30, 2003, the Group recorded impressive growth in its core trading business. Many Memorex® branded products have continued to successfully maintain their leading market positioning.

In the **United States**, Memorex® continued to be the most dominant brand name in CD and DVD blank media and these products out-rank their nearest competitors by nearly two times in their respective market share. Memorex® has also managed to gain market share in USB flash drive and computer accessories markets and stabilize profitability.

The Group is proud to announce that Memorex® has won several awards in the United States including PC Magazine's "Editor's Choice" and PC World's "Best Buy" awards for its Dual-X 4X DVD Recorder and NPD (National Panel Diary) Data rates Memorex® as No. 1 in computer accessories above and beyond brand names such fellows.

Memorex® has made remarkable achievements in **Canada** for the past six months. The Group recorded a more than 30% increase in sales and a more than 40% increase in profit after tax. In addition, the Group maintained its leading position in sales of video type, audio tape and floppy diskettes and ranks number 2 in the sales of CD-R.

The results in **Europe** are encouraging. Europe has had a successful six months exceeding both turnover and profit expectations cementing its position as one of the top European brands. DVD business is expected to increase dramatically in 2004 and Memorex® is already one of the top three players in this market. Over the next six months Memorex Europe will be launching a comprehensive range of accessory and battery products. In addition, the Memorex® product portfolio will be expanded to include USB flash drives. Research with our current customer base shows these products will be well received and will add a valuable income and profit stream to the European business.

業務及業務運作回顧

貿易業務

截至二零零三年九月三十日止六個月，本集團核心貿易業務錄得令人鼓舞之增長。多種Memorex®產品成功保持其於市場之領導地位。

於**美國**，Memorex®繼續成為最突出之CD及DVD空白媒體之品牌。此等產品各自之市場佔有率均較其最接近之對手高出差不多兩倍。Memorex®亦已成功取得USB flash drive及電腦配件市場之市場佔有率，而盈利能力保持穩定。

Memorex®在美國贏取了若干獎項，其中Dual-X 4X DVD Recorder勇奪PC Magazine「Editor's Choice」及PC World「Best Buy」之殊榮；而Memorex®更在NPD (National Panel Diary) Data之電腦配件業排名中傲視同儕，對此本集團亦深感榮幸。

Memorex®於過去六個月在**加拿大**亦取得驕人成績。本集團在銷售額及除稅後溢利分別錄得超過30%及40%增長。此外，本集團在錄影帶、錄音帶及電腦磁碟銷售方面仍高踞市場領導地位，而CD-R之銷售亦位居次席。

本集團於**歐洲**之業績亦值得欣喜。於過去六個月，在歐洲錄得之營業額及溢利均超出預期，成績卓越，且奠定其成為歐洲頂尖品牌之一的地位。於二零零四年，DVD業務預計會大幅增長，而Memorex®則已成為該市場業者之三強之一。Memorex Europe將於未來六個月推出多種配件及電池產品。此外，Memorex®產品種類亦將擴大至包括USB flash drives。從本集團現有客戶基礎研究顯示，此等產品將廣受市場接納，且將對歐洲業務帶來可觀之收入及溢利來源。

In the Dysan® business segment, the Group achieved revenue growth of more than 40% in comparison to the previous year and is in the top three positions in Eastern Europe, South Africa and gaining good market share in the Middle East markets. Dysan Europe is now focusing on Western Europe and will attend the Paperworld Exhibition in Frankfurt in January 2004 targeting European Office Stationery Distribution.

至於Dysan®業務分類，本集團錄得較去年增長逾40%之收益，名列東歐、南非之前三位置，且於中東市場取得良好市場佔有率。Dysan Europe現專注於西歐市場，並將參加二零零四年一月於法蘭克福舉辦之Paperworld Exhibition，目標定於歐洲辦公室文具分銷。

Acquisition of shares in China Strategic Holdings Limited

On July 8, 2003, the respective boards of directors of the Company, Paul Y. – ITC Construction Holdings Limited ("Paul Y. – ITC"), ITC Corporation Limited ("ITC") and China Strategic Holdings Limited ("CSH") jointly announced that the Company and Paul Y. – ITC (collectively the "Offerors"), through Kingsway SW Securities Limited ("Kingsway SW"), would make a voluntary conditional cash offer ("Offer") at the price of HK$0.10 for each share of CSH ("China Strategic Share") and HK$0.001 for each warrant of CSH ("China Strategic Warrant") respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding share options granted by CSH under the share option scheme adopted on July 20, 1992 ("China Strategic Option") at HK$0.001 per China Strategic Option.

收購中策集團有限公司之股份

於二零零三年七月八日，本公司、保華德祥建築集團有限公司(「保華德祥」)、德祥企業集團有限公司(「德祥企業」)及中策集團有限公司(「中策」)之董事會聯合宣佈，本公司及保華德祥(共同稱為「收購人」)分別透過滙富証券有限公司(「滙富証券」)，將提出自願有條件現金收購建議(「收購建議」)，作價為每股中策股份(「中策股份」)0.10港元及每份中策認股權證(「中策認股權證」)0.001港元，不包括收購人及與收購人一致行動人士現時擁有之中策股份及中策認股權證，以及註銷所有中策根據一九九二年七月二十日採納之購股權計劃授出而尚未行使之購股權(「中策購股權」)，作價為每份中策購股權0.001港元。

The China Strategic Shares and China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offer would be distributed to the Offerors in equal proportion. The Offer was conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer, would result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

滙富証券(代表收購人)於收購建議期間收購之中策股份及中策認股權證，將以相等比例分派予收購人。收購建議須待收購人已接獲中策股份附帶之投票權，連同於收購建議前或期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與其一致行動人士合共持有附帶投票權之中策股份超過50%後，方可作實。

After the purchase on July 9, 2003, the Offerors and their concert parties were interested in 291,675,000 China Strategic Shares, representing approximately 35.2% of the issued share capital of CSH, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Hong Kong Code on Takeovers and Mergers.

於二零零三年七月九日進行收購後，收購人及彼等之一致行動人士擁有291,675,000股中策股份之權益，佔中策已發行股本約35.2%。因此，根據香港公司收購及合併守則第26條，此項收購觸發自願收購期內之強制性收購。

The Offerors notified CSH that, to make the offer price for each China Strategic Share under the Offer more attractive to the shareholders of CSH, the offer price for each China Strategic Share under the Offer was to be increased from HK$0.1 to HK$0.139, representing an increase of 39%. The Offer would be adjusted accordingly. Save for the above, no other changes to the Offer were currently being made.

收購人已知會中策，為了令收購建議下每股中策股份之收購價對中策股東更具吸引力，故每股中策股份之收購價將由0.1港元提高至0.139港元，增幅為39%。收購建議亦會作出相應調整。除上述者外，目前並無對收購建議作出任何其他變動。

Upon the closure of the Offers on September 9, 2003, the Offerors and their concert parties were interested in 518,329,589 China Strategic Shares, representing approximately 62.5% of the existing issued China Strategic Shares, and 48,285,900 units of China Strategic Warrants, representing approximately 29.1% of the outstanding China Strategic Warrants. All the outstanding China Strategic Options in CSH were cancelled on August 29, 2003.

待收購建議於二零零三年九月九日結束後，收購人及與其一致行動人士於518,329,589股中策股份（佔現有已發行中策股份約62.5%）及48,285,900份中策認股權證（佔未行使中策認股權證約29.1%）中擁有權益。所有未行使之中策購股權已於二零零三年八月二十九日註銷。

Please refer to the announcements published on July 9, 22, 29, 2003, August 12, 26, 2003 and September 10, 2003 for details.

有關詳情請參閱分別於二零零三年七月九日、二十二日、二十九日、二零零三年八月十二日及二十六日以及於二零零三年九月十日刊發之公佈。

OUTLOOK

展望

The results of our core business for the first half of fiscal year 2003/2004 are encouraging despite static economic conditions. The continuous growth in turnover and market share clearly demonstrates that the Group has adopted sound trading strategies.

儘管經濟環境不景氣，本公司於二零零三／二零零四財政年度上半年之核心業務業績令人鼓舞。營業額及市場佔有率持續增長，清楚顯示本集團成功採納有效之營商策略。

For the coming years, Memorex® will expand its computer accessories business as it has shown encouraging signs of return growth with acceptable profitability. In addition, the Group's distribution strategy worldwide will begin evolving to include a more balanced mix of retailers, distributors, system integrators and value-added reseller.

鑑於電腦配件業務表現出回報增長及可觀之盈利能力，故Memorex®將於來年拓展其電腦配件業務。此外，本集團之全球分銷策略，將開始逐漸變革，以達致更平均之零售商、分銷商、系統合成商及增值轉售商網絡。

In addition to the revenue from our core business, the Group received net proceeds of approximately HK$295 million from the disposal of 35% of Memorex Holdings Limited following completion of such disposal in early December this year. Such proceeds will initially be applied as general working capital of the Group. The management of the Company is evaluating the capital structure and funding requirements of the Group and exploring different alternatives for the application of such proceeds to opportunities which in the opinion of the management can enhance the return to and create value for the shareholders of the Company. The Group believes that the investment in Memorex Holdings Limited, through the Purchaser, by Investor Capital Partners-Asia Fund will open up future opportunities for co-operation with Investor AB group, particularly in the Group's expansion into the European markets. Please refer to the announcement published on October 29, 2003 and the circular of the Company dated November 18, 2003 for further details.

除來自核心業務之收益外，本集團於本年度十二月初完成出售Memorex Holdings Limited 35%權益後取得所得款項淨額約295,000,000港元。該筆款項初步用作本集團之一般營運資金。本公司管理層現正評估本集團之資本結構及資金需要，並發掘其認為可提高本公司股東回報及價值之商機，以將該筆款項作不同用途。本集團相信，藉著Investor Capital Partners-Asia Fund透過買方投資於Memorex Holdings Limited，將能開拓日後與Investor AB集團合作之機會，對本集團拓展歐洲市場方面尤有裨益。有關進一步詳情請參閱於二零零三年十月二十九日刊發之公佈以及於二零零三年十一月十八日刊發之本公司通函。

With the well-established foundation built up by the Group and the implementation of new business plans, the Group also attained profit from its investment portfolio which generated additional revenue to the Group for the past six months. Looking forward, the Company envisages continuous contribution to the Group from its core business. The Group will actively explore new business opportunities amidst the challenging global economy to maximize returns for its shareholders.

憑藉本集團穩固之根基以及推行新業務計劃，本集團於過去六個月亦從其投資組合產生額外收益，為本集團帶來額外收益。展望未來，本公司預期其核心業務會持續為本集團帶來溢利。儘管全球經濟充滿挑戰，本集團仍繼續積極拓展新商機，藉以增加股東回報。

DIRECTORS' INTERESTS IN SECURITIES

As at September 30, 2003, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which: (a) were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, or (b) were required to be entered in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

董事之證券權益

於二零零三年九月三十日，本公司董事及主要行政人員於本公司或任何聯繫公司（依據證券及期貨條例（「證券及期貨條例」）第XV部之定義）之股份、相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部或根據上市公司董事進行證券交易之標準守則通知本公司及香港聯合交易所有限公司（「聯交所」）之權益及淡倉（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉），或(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之權益及淡倉如下：

(a) Interests in the Shares of the Company

(a) 本公司股份之權益

Name of Director/ Chief Executive 董事／主要行政人員名稱	Capacity 身份	Nature of interest 權益性質	Long position/ Short position 好倉／淡倉	Number of Shares held in the Company 持有本公司股份數目	Approximate % of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比
Dr. Chan Kwok Keung, Charles ("Dr. Chan")	Interest of controlled corporation	Corporate interest	Long position	45,298,813	28.26%
陳國強博士（「陳博士」）	受控公司之權益	公司權益	好倉	45,298,813	28.26%

Notes:

1. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 45,298,813 shares of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests of shareholders discloseable pursuant to the SFO" below.

附註：

1. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有本公司45,298,813股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益」一段詳述，並與該段所述之權益完全相同。

(b) Interests in equity derivatives (as defined in the SFO) of the Company

(b) 本公司股本衍生工具(定義見證券及期貨條例)之權益

Name of Director/ Chief Executive 董事／主要行政人員名稱	Long position/ short position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Exercisable Period 行使期間	Number of Options 購股權數目	Exercise price per share HK$ 每股行使價港元	Approximate % of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比
Dr. Chan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	4,000,000	2.9888	2.49%
陳博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888	2.49%
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	3,250,000	2.9888	2.03%
Yap, Allan博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888	2.03%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	1,750,000	2.9888	1.09%
呂兆泉先生	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	1,750,000	2.9888	1.09%
Mr. Chan Kwok Hung	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	1,750,000	2.9888	1.09%
陳國鴻先生	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	1,750,000	2.9888	1.09%
Ms. Kee Shui Wah	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	750,000	2.9888	0.47%
祁瑞華女士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	750,000	2.9888	0.47%

(c) Interests in associated corporation (as defined in the SFO) of the Company

(c) 本公司聯繫公司(定義見證券及期貨條例)之權益

i) Interests in China Strategic Holdings Limited ("CSHL")

i) 中策集團有限公司(「中策」)之權益

Name of Director/ Chief Executive 董事／主要行政人員名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of Interest 權益性質	Number of Shares held in CSHL 持有中策股份數目	No. of underlying shares in respect of the 2003 warrants (listed equity derivatives) held in CSH 持有中策二零零三年認股權證(上市股本衍生工具)相關股份數目	Approximate % of the issued share capital of CSHL 中策已發行股本概約百分比
Dr. Chan	Long position	Interest of controlled corporation *(Note)*	Corporate interest	258,819,795	–	31.20%
陳博士	好倉	受控公司之權益*(附註)*	公司權益	258,819,795	–	31.20%
Dr. Chan	Long position	Interest of controlled corporation *(Note)*	Corporate interest	–	24,142,950	2.91%
陳博士	好倉	受控公司之權益*(附註)*	公司權益	–	24,142,950	2.91%

Note:

Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns 34.82% of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns 63.88% of the entire issued share capital of Paul Y. – ITC Construction Holdings Limited ("Paul Y."). Paul Y. owns the entire interest of Paul Y. – ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. – ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan Developments Limited ("Calisan").

Accordingly, Dr. Chan is deemed to be interested in 258,819,795 shares of CSHL and the 2003 warrants for 24,142,950 shares of CSHL which are held by Calisan by virtue of his interests in Chinaview .

附註：

陳博士擁有Chinaview所有權益，而Chinaview則擁有Galaxyway Investments Limited(「Galaxyway」)所有權益。Galaxyway擁有德祥企業集團有限公司(「德祥企業」)全部已發行普通股本34.82%權益。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)所有權益。ITC Investment擁有Hollyfield Group Limited(「Hollyfield」)所有權益。Hollyfield擁有保華德祥建築集團有限公司(「保華德祥」)全部已發行股本63.88%權益。保華德祥擁有Paul Y.-ITC Construction Holdings (B.V.I.) Limited(「PYBVI」)所有權益，而PYBVI則擁有Paul Y.-ITC Investments Group Limited(「PYITCIG」)所有權益。PYITCIG擁有Great Decision Limited(「GDL」)所有權益，而GDL則擁有Calisan Developments Limited(「Calisan」)所有權益。

故此，陳博士因在Chinaview擁有權益而被視為擁有由Calisan所持有之中策258,819,795股股份及有關中策24,142,950股股份之二零零三年認股權證。

ii) Interests in PSC Corporation Limited ("PSC")

ii) 普威聯營有限公司(「普威聯營」)之權益

Name of Director/ Chief Executive 董事／主要行政人員名稱	Long position/ short position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Exercisable Period 行使期間	Number of Options 購股權數目	Exercise price per share S$ 每股行使價 新加坡元	Approximate% of the issued share capital of PSC 普威聯營已發行股本概約百分比
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	5,000,000	0.105	0.45%
Yap, Allan博士	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.105	0.45%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	2,000,000	0.105	0.18%
呂兆泉先生	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.105	0.18%

Save as disclosed above, as at September 30, 2003, none of the Directors or chief executive of the Company had: (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken to or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

除上文所披露者外，於二零零三年九月三十日，本公司董事及主要行政人員概無：(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或任何聯繫公司(依據證券及期貨條例第XV部之定義)之股份、相關股份及債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之任何權益；或(c)須根據上市規則所載上市公司董事進行證券交易之標準守則通知本公司及聯交所之任何權益。

SHARE OPTIONS AND DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

購股權及董事收購股份或債券之權利

The following options were granted to the Directors of the Company and employees of the Group to subscribe for shares in the Company.

以下為授予本公司董事及本集團僱員以認購本公司股份之購股權。

Date of grant 授出日期	Exercisable period 行使期間	Exercise price per share HK$ 每股行使價 港元	Balance at 4.1.2003 於二零零三年四月一日之結餘	Number of shares options 購股權數目 Granted during the period 於期內已授出	Exercised during the period 於期內已行使	Cancelled/ Lapsed during the period 於期內已註銷／已失效	Balance at 9.30.2003 於二零零三年九月三十日之結餘
Directors *(Note)*							
8.31.2001	8.31.2001 to 8.30.2006	2.9888	11,500,000	–	–	(750,000)	10,750,000
董事 *(附註)*							
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	11,500,000	–	–	(750,000)	10,750,000
Employees							
8.31.2001	8.31.2001 to 8.30.2006	2.9888	4,500,000	–	–	(750,000)	3,750,000
僱員							
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	4,500,000	–	–	(750,000)	3,750,000

Note:

Details of the options granted to the Directors are set out in the sub-heading "Interests in equity derivatives (as defined in the SFO) of the Company" of the section headed "Directors' Interests in Securities".

None of share options was granted or exercised during the period ended September 30, 2003.

附註：

授予董事之購股權詳情載於「董事之證券權益」一節「本公司股本衍生工具（定義見證券及期貨條例）之權益」分段。

截至二零零三年九月三十日止期間，概無購股權獲授出或行使。

INTERESTS OF SHAREHOLDERS DISCLOSEABLE PURSUANT TO THE SFO

根據證券及期貨條例須予披露之股東權益

As at 30th September 2003, the register of substantial shareholders kept by the Company pursuant to Section 336 of the SFO showed that the following parties had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

於二零零三年九月三十日，本公司根據證券及期貨條例第336條而存置之主要股東登記冊所示，以下人士於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露之權益或淡倉：

Name of Shareholders 股東名稱	*Notes* 附註	Long Position/ Short Position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Nos. of shares of the Company held 持有本公司股份數目	No. of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目（本公司非上市股本衍生工具）	Approximate% of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比
Ms. Ng Yuen Lan, Macy	1	Long Position	Interest of spouse	Family interest	45,298,813	–	28.26%
伍婉蘭女士	1	好倉	配偶權益	家族權益	45,298,813	–	28.26%
Ms. Ng Yuen Lan, Macy	1	Long Position	Interest of spouse	Family interest	–	4,000,000	2.49%
伍婉蘭女士	1	好倉	配偶權益	家族權益	–	4,000,000	2.49%
Dr. Chan	1	Long Position	Interest of controlled corporation	Corporate interest	45,298,813	–	28.26%
陳博士	1	好倉	受控公司之權益	公司權益	45,298,813	–	28.26%
Dr. Chan	1	Long Position	Beneficial owner	Personal interest	–	4,000,000	2.49%
陳博士	1	好倉	實益擁有人	個人權益	–	4,000,000	2.49%
Chinaview	1	Long Position	Interest of controlled corporation	Corporate interest	45,298,813	–	28.26%
Chinaview	1	好倉	受控公司之權益	公司權益	45,298,813	–	28.26%
Galaxyway	1	Long Position	Interest of controlled corporation	Corporate interest	45,298,813	–	28.26%
Galaxyway	1	好倉	受控公司之權益	公司權益	45,298,813	–	28.26%

Name of Shareholders 股東名稱	*Notes* *附註*	Long Position/ Short Position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Nos. of shares of the Company held 持有本公司股份數目	No. of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目（本公司非上市股本衍生工具）	Approximate % of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比
ITC	1	Long position	Interest of controlled corporation	Corporate interest	45,298,813	–	28.26%
德祥企業	1	好倉	受控公司之權益	公司權益	45,298,813	–	28.26%
ITC Investment	1	Long position	Interest of controlled corporation	Corporate interest	45,298,813	–	28.26%
ITC Investment	1	好倉	受控公司之權益	公司權益	45,298,813	–	28.26%
Mankar Assets Limited ("Mankar")	1	Long position	Interest of controlled corporation	Corporate interest	45,298,813	–	28.26%
Mankar Assets Limited (「Mankar」)	1	好倉	受控公司之權益	公司權益	45,298,813	–	28.26%
Famex Investment Limited ("Famex")	1	Long position	Beneficial owner	Corporate interest	45,298,813	–	28.26%
其威投資有限公司 (「其威」)	1	好倉	實益擁有人	公司權益	45,298,813	–	28.26%
Hutchison Whampoa Limited ("HWL")	2	Long position	Interest of controlled corporation	Corporate interest	10,002,653	–	6.23%
和記黃埔有限公司 (「和記黃埔」)	2	好倉	受控公司之權益	公司權益	10,002,653	–	6.23%
Hutchison International Limited ("HIL")	2	Long position	Interest of controlled corporation	Corporate interest	10,002,653	–	6.23%
和記企業有限公司 (「和記企業」)	2	好倉	受控公司之權益	公司權益	10,002,653	–	6.23%
Yachting Investments Limited ("Yachting")	2	Long position	Interest of controlled corporation	Corporate interest	10,002,653	–	6.23%
Yachting Investments Limited (「Yachting」)	2	好倉	受控公司之權益	公司權益	10,002,653	–	6.23%
Cobbleford Limited ("Cobbleford")	2	Long position	Beneficial owner	Corporate interest	10,002,653	–	6.23%
Cobbleford Limited (「Cobbleford」)	2	好倉	實益擁有人	公司權益	10,002,653	–	6.23%

Name of Shareholders 股東名稱	*Notes* *附註*	Long Position/ Short Position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Nos. of shares of the Company held 持有本公司股份數目	No. of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目（本公司非上市股本衍生工具）	Approximate% of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比
Mr. Li Ka-shing	2 & 3	Long position	Founder of discretionary trusts and interest of controlled corporations	Corporate and other interests	10,002,653	–	6.23%
李嘉誠先生	2及3	好倉	全權信託創辦人及受控公司權益	公司及其他權益	10,002,653	–	6.23%
Li Ka-Shing Unity Trustee Corporation Limited (as trustee of The Li Ka-Shing Unity Discretionary Trust)	2 & 3	Long position	Trustee and beneficiary of a trust	Other interest	10,002,653	–	6.23%
Li Ka-Shing Unity Trustee Corporation Limited（作為The Li Ka-Shing Unity Discretionary Trust之信託人）	2及3	好倉	信託人及信託受益人	其他權益	10,002,653	–	6.23%
Li Ka-Shing Unity Trustcorp Limited (as trustee of another discretionary trust)	2 & 3	Long position	Trustee and beneficiary of a trust	Other interest	10,002,653	–	6.23%
Li Ka-Shing Unity Trustcorp Limited（作為另一項全權信託之信託人）	2及3	好倉	信託人及信託受益人	其他權益	10,002,653	–	6.23%
Li Ka-Shing Unity Trustee Company Limited (as trustee of The Li Ka-Shing Unity Trust)	2 & 3	Long position	Trustee	Other interest	10,002,653	–	6.23%
Li Ka-Shing Unity Trustee Company Limited（作為The Li Ka-Shing Unity Trust之信託人）	2及3	好倉	信託人	其他權益	10,002,653	–	6.23%

Name of Shareholders 股東名稱	Notes 附註	Long Position/ Short Position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Nos. of shares of the Company held 持有本公司股份數目	No. of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目（本公司非上市股本衍生工具）	Approximate % of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比
Cheung Kong (Holdings) Limited ("CKH")	2 & 3	Long position	Interest of controlled corporations	Corporate interest	10,002,653	–	6.23%
長江實業（集團）有限公司（「長實集團」）	2及3	好倉	受控公司之權益	公司權益	10,002,653	–	6.23%

Notes:

(1) Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 45,298,813 shares of the Company which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 4,000,000 underlying shares (in respect of unlisted equity derivatives) of the Company held by Dr. Chan.

(2) Cobbleford is a wholly-owned subsidiary of Yachting, which in turn is a wholly-owned subsidiary of HIL. HIL is a wholly-owned subsidiary of HWL. Certain subsidiaries of CKH are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of HWL. Yachting, HIL, HWL and CKH are all deemed to be interested in 10,002,653 shares held by Cobbleford.

(3) Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of CKH.

附註：

(1) 其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥企業、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之45,298,813股本公司股份中擁有權益。伍婉蘭女士被視為於陳博士持有之4,000,000股本公司相關股份（有關非上市股本衍生工具）中擁有權益。

(2) Cobbleford為Yachting之全資附屬公司，而Yachting則為和記企業之附屬公司。和記企業為和記黃埔之全資附屬公司。長實集團之若干附屬公司有權於和記黃埔之股東大會上行使或控制行使超過三分之一之投票權。Yachting、和記企業、和記黃埔及長實集團均被視為於Cobbleford持有之10,002,653股股份中擁有權益。

(3) 李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Li Ka-Shing Unity Holdings Limited已發行股本之三分之一，而該公司則擁有Li Ka-Shing Unity Trustee Company Limited全部已發行股本。Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人之身份，連同若干公司合共持有長實集團三分之一以上之已發行股本，而Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人之身份有權在該等公司之股東大會上行使或控制行使三分之一以上之投票權。

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of The Li Ka-Shing Unity Discretionary Trust ("DT1") and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of another discretionary trust ("DT2"). Each of TDT1 and TDT2 holds units in The Li Ka-Shing Unity Trust.

此外，Li Ka-Shing Unity Holdings Limited亦擁有Li Ka-Shing Unity Trustee Corporation Limited（「TDT1」）（作為The Li Ka-Shing Unity Discretionary Trust（「DT1」）之信託人）以及Li Ka-Shing Unity Trustcorp Limited（「TDT2」）（作為另一項全權信託（「DT2」）之信託人）之全部已發行股本。TDT1及TDT2各持有The Li Ka-Shing Unity Trust之信託單位。

Mr. Li Ka-shing, being the settlor may be regarded as a founder of each of DT1 and DT2 for the purposes of the SFO. CKH, Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustcorp Limited and Li Ka-Shing Unity Trustee Corporation Limited were all deemed to be interested in 10,002,653 shares which are held by Cobbleford.

李嘉誠先生（作為創立人）就證券及期貨條例而言可被視為DT1及DT2之創辦人。長實集團、Li Ka-Shing Unity Trustee Company Limited、Li Ka-Shing Unity Trustcorp Limited及Li Ka-Shing Unity Trustee Corporation Limited均被視為於Cobbleford所持有之10,002,653股股份中擁有權益。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the six months ended September 30, 2003.

購買、出售或贖回本公司之上市證券

於截至二零零三年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回任何本公司之上市證券。

AUDIT COMMITTEE

The members of the audit committee (the "Committee") comprise Mr. Tsang Link Carl, Brian and Mr. Kwok Ka Lap, Alva who are independent non-executive Directors of the Company. The Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated interim results for the six months ended September 30, 2003.

審核委員會

審核委員會（「委員會」）之成員包括本公司兩名獨立非執行董事曾令嘉先生及郭嘉立先生。委員會已聯同管理層審閱本集團所採納之會計政策及慣例，並就審核、內部監控及財務申報事宜進行磋商，其中包括審閱截至二零零三年九月三十日止六個月之未經審核綜合中期業績。

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for the six months ended September 30, 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except that the non-executive Directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the bye-laws of the Company.

最佳應用守則

董事概無獲悉任何資料，足以合理顯示本公司現時或於截至二零零三年九月三十日止六個月內，並未遵守聯交所證券上市規則附錄十四所載最佳應用守則之規定，惟非執行董事並無固定任期，因彼等須根據本公司之公司細則，在股東週年大會上依章輪值告退並膺選連任。

ACKNOWLEDGEMENTS

Finally, on behalf of the Directors, I wish to express my sincere appreciation to all the staff of the Group for their continuing dedication and support. I would also like to thank our shareholders, suppliers, bankers and customers for their continued support.

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 19, 2003

致謝

最後，本人謹代表各董事向本集團全體員工致以衷心謝意，感謝諸位一直以來對集團之貢獻與支持，同時亦謹此鳴謝全體股東、供應商、往來銀行與客戶之不斷鼎力支持。

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零三年十二月十九日

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

INTERIM FINANCIAL REPORT

The Board of Directors (the "Directors") of Hanny Holdings Limited (the "Company") is pleased to announce the unaudited condensed consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2003.

Condensed Consolidated Income Statement
For the six months ended September 30, 2003

	Notes	Six months ended September 30, 2003 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited & Restated)
Turnover	(3)	2,392,667	1,980,005
Cost of sales		(1,890,090)	(1,592,257)
Gross profit		502,577	387,748
Other operating income		29,213	66,556
Distribution costs		(309,430)	(275,534)
Administrative expenses		(142,806)	(187,773)
Net unrealized holding gain (loss) on other investments		15,043	(62,294)
Profit (loss) from operations	(4)	94,597	(71,297)
Finance costs		(13,800)	(15,672)
Share of results of associates		(15,856)	(12,305)
Profit (loss) before taxation		64,941	(99,274)
Taxation	(5)	(32,580)	(9,046)
Profit (loss) before minority interests		32,361	(108,320)
Minority interests		(22,299)	(36,198)
Profit (loss) for the period		10,062	(144,518)
Dividend	(6)	–	–
Earnings (loss) per share Basic and diluted	(7)	HK 6.3 cents	(HK 90.2 cents)

Notes:

(1) Basis of Preparation

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") No.25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

(2) Principal Accounting Policies

The condensed consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2003, except for the adoption of SSAP No.12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP No.12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognized in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP No.12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP No.12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly. As a result of this change in policy, the opening balance on retained profits at April 1, 2003 has been increased by HK$6,468,000 (April 1, 2002: HK$6,616,000). The profit for the six months ended September 30, 2003 has been increased by HK$21,000 (the loss for the six months ended September 30, 2002 has been decreased by HK$381,000).

(3) Segment Information

Business Segments
Six months ended September 30, 2003

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Consolidated HK$'000
Turnover	1,616,303	746,958	29,406	2,392,667
Segment result	69,938	13,598	17,188	100,724
Interest income				11,588
Gain on disposal of investment securities				9,577
Allowances for short-term loans and interest receivable				(10,683)
Unallocated corporate expenses				(16,609)
Profit from operations				94,597

Six months ended September 30, 2002

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Consolidated HK$'000
Turnover	1,284,451	662,998	32,556	1,980,005
Segment result	78,284	12,969	(105,988)	(14,735)
Interest income				18,406
Allowances for short-term loans receivable and loan to an associate				(60,524)
Unallocated corporate expenses				(14,444)
Loss from operations				(71,297)

(4) Profit (loss) from Operations

Profit (loss) from operations has been arrived at after charging (crediting):

	Six months ended September 30, 2003 HK$'000	2002 HK$'000
Amortization of intangible assets (included in administrative expenses)	23,861	10,107
Depreciation and amortization of property, plant and equipment	9,532	10,075
Exchange loss (gain)	3,681	(35,156)
Loss on disposal of property, plant and equipment	–	703
Interest income	(11,588)	(18,406)
Gain on disposal of investment securities	(9,577)	–
Net realized (gain) loss on other investments	(2,145)	43,694

(5) Taxation

	Six months ended September 30, 2003 HK$'000	2002 HK$'000
Current tax		
Overseas taxation	31,387	8,257
Share of tax on results of associates	1,431	1,487
	32,818	9,744
Deferred tax		
Current period	(308)	(698)
Attributable to change in tax rate in Hong Kong	70	–
	(238)	(698)
	32,580	9,046

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

No provision for Hong Kong Profits Tax or overseas taxation has been made for the period in respect of certain companies of the Group because these companies either incurred tax losses for the period or had their estimated assessable profits for the period wholly absorbed by tax losses brought forward.

In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of deferred tax balance at September 30, 2003.

(6) Dividend

On October 21, 2003, a dividend of HK2 cents per share (2002: Nil) was paid to shareholders as the final dividend for 2003.

The directors have determined that an interim dividend of HK5 cents per share (2002: Nil) should be paid to the shareholders of the Company whose names appear on the register of members on January 12, 2004.

(7) Earnings (loss) Per Share

The calculation of the basic earnings (loss) per share is based on the earnings for the period of HK$10,062,000 (2002: a restated loss of HK$144,518,000) and on the number of shares in issue during the period of approximately 160,303,000 shares (2002: approximately 160,303,000 shares after adjusted for the effect of the consolidation of the Company's shares in March 2003).

The computation of diluted earnings (loss) per share for the six months ended September 30, 2003 and 2002 does not assume the exercise of the Company's share options as their exercise prices were higher than the average market price of the Company's shares for the period.

(8) Contingencies and Commitments

	September 30, 2003 HK$'000	March 31 200 HK$'00
Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to an outsider	–	11,67

The Group was involved in two patent infringement lawsuits in the United States. The damages arising from the lawsuits rang from approximately US$285,000 (equivalent to HK$2,223,000) to approximately US$855,000 (equivalent to HK$6,700,000 As the outcome of the lawsuits is not certain, the Group has made an accrual of US$302,000 (equivalent to HK$2,400,000) f these cases in the interim report for the six months ended September 30, 2003 to cover the possible damages as estimated b management.

The Group had no significant capital commitments at the reporting date.

(9) Post Balance Sheet Events

On October 25, 2003, the Group entered into an agreement with an independent third party (the "Purchaser") pursuant to whi the Purchaser agreed to acquire and the Group agreed to dispose of 35% of the issued share capital in Memorex Holdin Limited (which, following a reorganization, will represent an attributable interest of approximately 23.5% in Memor International Inc., a non-wholly owned subsidiary of the Group), for an aggregate cash consideration of approximately US$39 million (equivalent to HK$311.2 million).

The consideration represents a premium of approximately 156.8% to a 35% interest in the unaudited pro forma consolidated net assets value of Memorex Holdings Limited and its subsidiaries as at March 31, 2003 of approximately HK$121.2 million.

The consideration is subject to adjustment if the net tangible assets of Memorex Holdings Limited and its subsidiaries are less than US$29.0 million (equivalent to HK$226.2 million) at the date of the completion, the Group will repay 35% of any such deficit to the Purchaser by way of adjustment to the consideration.

In addition, the Purchaser has a call option whereby it may purchase an additional 20% interest in Memorex Holdings Limited from the Group, exercisable in whole or in part at any time within three years from the date of the completion, at an exercise price equal to the aggregate of: (i) US$26.9 million (equivalent to HK$209.8 million); and (ii) the amount which represents 20% of the consolidated retained profits of Memorex Holdings Limited which may be accumulated from the date of the completion to the last date of the quarter preceding the exercise of the call option.

In the 30 day period after the third anniversary of the date of the completion, the Purchaser has a partial exit right whereby it may require the Group to purchase 17.5% of the issued share capital of Memorex Holdings Limited, at the same price per share at which the Purchaser acquired its 35% interest in Memorex Holdings Limited at the date of the completion.

Details of these transactions are set out in the circular of the Company dated November 18, 2003.

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of HK5 cents per share (9/30/2002: Nil) in respect of the six months ended September 30, 2003 to all shareholders whose names appear on the register of members of the Company on January 12, 2004. The interim dividend will be payable on or before February 3, 2004.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from January 8, 2004 to January 12, 2004 both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's branch registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on January 7, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

Results

During the six months ended September 30, 2003, the Group recorded an unaudited profit of HK$10.1 million (9/30/2002 loss: HK$144.5 million), which was mainly composed of profit from operations of HK$94.6 million (9/30/2002 loss: HK$71.3 million), finance costs of HK$13.8 million (9/30/2002: HK$15.7 million), share of net losses of associates of HK$15.9 million (9/30/2002: HK$12.3 million), taxation of HK$32.5 million (9/30/2002: HK$9.0 million) and minority interests of HK$22.3 million (9/30/2002: HK$36.2 million).

In respect of business segments, their consolidated result turned significantly to a profit of HK$100.7 million this year from a loss of HK$14.7 million in September last year. In the wake of the gradual economic recovery from the first quarter of this fiscal year, the segment results from trading of securities, including the unrealized gains in marketable securities, turned into profits of HK$17.2 million (9/30/2002 loss: HK$106.0 million) for the six-month period. In terms of turnover growth, a consistent trend was noted with the majority of the growth coming from the Group's trading business of "Memorex®" branded products, which amounted to about HK$2,363.3 million. This represents a 21.4% growth from the same period last year of HK$1,947.4 million. Before taking into account exchange differences, the segment results from trading of "Memorex®" computer related and consumer electronic products increased to HK$82.8 million, representing a growth of 48.2% as compared with the corresponding period last year of HK$55.9 million. As a result of persistent efforts to control costs, gross trading profit continually enjoyed growth for these six months of 16.0% from HK$431.4 million in the same period last year to HK$500.4 million this year. Similarly, the significant increase in segment results before exchange difference during this period can also reflect these efforts made in the past six months.

In general, the Group is proud of the performance of all "Memorex®" trading subsidiaries by becoming profit-making operations to the Group after the restructuring of the European operations by late 2002.

Liquidity and Financial Resources

Net available cash balances at September 30, 2003 were HK$198.2 million (3/31/2003: HK$221.4 million) representing 17.3% (3/31/2003: 16.7%) of the net tangible asset value of the Group. The current ratio (current assets/current liabilities) of the Group at September 30, 2003 was 1.45 (3/31/2003: 1.40). The slight increase was mainly attributed to the effort of maintaining cash reserve for future development purpose.

At September 30, 2003, total borrowings of the Group amounted to HK$382.2 million (3/31/2003: HK$445.0 million), of which HK$181.5 million (3/31/2003: HK$177.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$185.0 million (3/31/2003: HK$237.5 million), other loans of HK$169.0 million (3/31/2003: HK$180.0 million), overdrafts of HK$22.3 million (3/31/2003: HK$22.4 million), obligations under finance leases of HK$3.5 million (3/31/2003: HK$2.7 million) and amount due to a minority shareholder of HK$2.4 million (3/31/2003: HK$2.4 million). The drop in borrowings was due to the repayment of bank borrowings during the period to lower the finance costs.

Pledge of assets

At September 30, 2003, certain assets of the Group amounting to HK$398.1 million (At 3/31/2003: HK$323.7 million) were pledged to banks and financial institution for loans' facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2003 was 21.9% (At 3/31/2003: 25.7%).

Foreign Currencies and Treasury Policy

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the United States Dollars against other foreign currencies (especially Canadian Dollars and Great British Pounds) would bring about certain exchange gains to the Canadian and European subsidiaries so far. Because of the possible rebound of the United States Dollars, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Employees and remuneration policies

At September 30, 2003, there were approximately 800 staff (At 3/31/2003: 800) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and no share options were granted during the period.

BUSINESS AND OPERATIONS REVIEW

Trading Operations

During the six months ended September 30, 2003, the Group recorded impressive growth in its core trading business. Many Memorex® branded products have continued to successfully maintain their leading market positioning.

In the **United States**, Memorex® continued to be the most dominant brand name in CD and DVD blank media and these products out-rank their nearest competitors by nearly two times in their respective market share. Memorex® has also managed to gain market share in USB flash drive and computer accessories markets and stabilize profitability.

The Group is proud to announce that Memorex® has won several awards in the United States including PC Magazine's "Editor's Choice" and PC World's "Best Buy" awards for its Dual-X 4X DVD Recorder and NPD (National Panel Diary) Data rates Memorex® as No. 1 in computer accessories above and beyond brand names such fellows.

Memorex® has made remarkable achievements in **Canada** for the past six months. The Group recorded a more than 30% increase in sales and a more than 40% increase in profit after tax. In addition, the Group maintained its leading position in sales of video type, audio tape and floppy diskettes and ranks number 2 in the sales of CD-R.

The results in **Europe** are encouraging. Europe has had a successful six months exceeding both turnover and profit expectations cementing its position as one of the top European brands. DVD business is expected to increase dramatically in 2004 and Memorex® is already one of the top three players in this market. Over the next six months Memorex Europe will be launching a comprehensive range of accessory and battery products. In addition, the Memorex® product portfolio will be expanded to include USB flash drives. Research with our current customer base shows these products will be well received and will add a valuable income and profit stream to the European business.

In the Dysan® business segment, the Group achieved revenue growth of more than 40% in comparison to the previous year and is in the top three positions in Eastern Europe, South Africa and gaining good market share in the Middle East markets. Dysan Europe is now focusing on Western Europe and will attend the Paperworld Exhibition in Frankfurt in January 2004 targeting European Office Stationery Distribution.

Acquisition of shares in China Strategic Holdings Limited

On July 8, 2003, the respective boards of directors of the Company, Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC"), ITC Corporation Limited ("ITC") and China Strategic Holdings Limited ("CSH") jointly announced that the Company and Paul Y. - ITC (collectively the "Offerors"), through Kingsway SW Securities Limited ("Kingsway SW"), would make a voluntary conditional cash offer ("Offer") at the price of HK$0.10 for each share of CSH ("China Strategic Share") and HK$0.001 for each warrant of CSH ("China Strategic Warrant") respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding share options granted by CSH under the share option scheme adopted on July 20, 1992 ("China Strategic Option") at HK$0.001 per China Strategic Option.

The China Strategic Shares and China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offer would be distributed to the Offerors in equal proportion. The Offer was conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer, would result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

After the purchase on July 9, 2003, the Offerors and their concert parties were interested in 291,675,000 China Strategic Shares, representing approximately 35.2% of the issued share capital of CSH, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Hong Kong Code on Takeovers and Mergers.

The Offerors notified CSH that, to make the offer price for each China Strategic Share under the Offer more attractive to the shareholders of CSH, the offer price for each China Strategic Share under the Offer was to be increased from HK$0.1 to HK$0.139, representing an increase of 39%. The Offer would be adjusted accordingly. Save for the above, no other changes to the Offer were currently being made.

Upon the closure of the Offers on September 9, 2003, the Offerors and their concert parties were interested in 518,329,589 China Strategic Shares, representing approximately 62.5% of the existing issued China Strategic Shares, and 48,285,900 units of China Strategic Warrants, representing approximately 29.1% of the outstanding China Strategic Warrants. All the outstanding China Strategic Options in CSH were cancelled on August 29, 2003.

Please refer to the announcements published on July 9, 22, 29, 2003, August 12, 26, 2003 and September 10, 2003 for details.

OUTLOOK

The results of our core business for the first half of fiscal year 2003/2004 are encouraging despite static economic conditions. The continuous growth in turnover and market share clearly demonstrates that the Group has adopted sound trading strategies.

For the coming years, Memorex® will expand its computer accessories business as it has shown encouraging signs of return growth with acceptable profitability. In addition, the Group's distribution strategy worldwide will begin evolving to include a more balanced mix of retailers, distributors, system integrators and value-added reseller.

In addition to the revenue from our core business, the Group received net proceeds of approximately HK$295 million from the disposal of 35% of Memorex Holdings Limited following completion of such disposal in early December this year. Such proceeds will initially be applied as general working capital of the Group. The management of the Company is evaluating the capital structure and funding requirements of the Group and exploring different alternatives for the application of such proceeds to opportunities which in the opinion of the management can enhance the return to and create value for the shareholders of the Company. The Group believes that the investment in Memorex Holdings Limited, through the Purchaser, by Investor Capital Partners-Asia Fund will open up future opportunities for co-operation with Investor AB group, particularly in the Group's expansion into the European markets. Please refer to the announcement published on October 29, 2003 and the circular of the Company dated November 18, 2003 for further details.

With the well-established foundation built up by the Group and the implementation of new business plans, the Group also attained profit from its investment portfolio which generated additional revenue to the Group for the past six months. Looking forward, the Company envisages continuous contribution to the Group from its core business. The Group will actively explore new business opportunities amidst the challenging global economy to maximize returns for its shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the six months ended September 30, 2003.

AUDIT COMMITTEE

The members of the audit committee (the "Committee") comprise Mr. Tsang Link Carl, Brian and Mr. Kwok Ka Lap, Alva who are independent non-executive Directors of the Company. The Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated interim results for the six month ended September 30, 2003.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for the six months ended September 30, 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") except that the non-executive Directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the bye-laws of the Company.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

A detailed interim results announcement for the six months ended September 30, 2003 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be subsequently published on the Stock Exchange's website in due course.

ACKNOWLEDGEMENTS

Finally, on behalf of the Directors, I wish to express my sincere appreciation to all the staff of the Group for the continuing dedication and support. I would also like to thank our shareholders, suppliers, bankers and customers for their continued support.

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 19, 2003